JDA Software Group, Inc. 14400 N. 87th Street Scottsdale, Arizona 85260 www.jda.com

+1.480.308.3460 main
+1.480.308.4268 fax

June 22, 2012

VIA EDGAR

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5720

Re:	JDA Software Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 8-K/A

Filed December 29, 2011

File No. 000-27876

Dear Mr. Gilmore:

This letter responds to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 11, 2012 (the “Comment Letter”), addressed to JDA Software Group, Inc. (the “Company”, “we” or “us”) regarding its Form 10-K for the Fiscal Year Ended December 31, 2010, as filed March 1, 2011, and its Form 8-K/A filed December 29, 2011, File No. 000-27876.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments in the Comment Letter, which for the Staff’s convenience we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

Staff’s Comment:

1.	Please note that we will be unable to clear our comments until we review your amended and restated financial information.

Company Response:

The Company acknowledges your comment.

Patrick Gilmore

United States Securities and Exchange Commission

June 22, 2012

Page Two

Staff’s Comment:

2.	Considering you intend to restate your financial statements with respect to revenue related issues, please tell us how this restatement impacts management’s conclusion regarding internal controls over financial reporting and disclosure controls and procedures.

Company Response:

Based upon the evaluation performed, the Company has determined the existence of a material weakness in our internal controls over financial reporting and disclosure controls and procedures around the application of revenue recognition criteria as required by ASC 985-605.

Note 1 – Nature of Business and Summary of Significant Accounting Policies:

Staff’s Comment:

3.	We note in your response to prior comment 5 that upon further review of your process you determined that you should recognize the set-up fees over the term of the hosting period. Please tell us your basis for recognizing these set-up fees over the term of the hosting period rather than over the estimated customer life based on the guidance in footnote 39 of SAB Topic 12A.2.f.

Company Response:

In evaluating and determining the period in which set-up fees should be ratably recognized, the Company considered the guidance in footnote 39 of SAB Topic 12A.2.f. and considered the following relevant facts and circumstances:

a)	Expected customer life – due to the less mature nature of the Managed Services business the Company had determined that the best estimate of the expected customer life during which specified services would be performed to be the initial hosting period, in most cases 3 years.

b)	Pricing - the nature of the set-up fee pricing is not based upon nor does it influence the pricing of subsequent renewal fees & therefore is not considered a bargain price.

c)	Value - the set-up fee amount is typically an insignificant amount in relationship to the entire multi-element arrangement value. In addition, the set up fees, both individually and in aggregate, continue to be immaterial to the consolidated financial statements of the Company.

d)	Impact - the Company determined the difference in amounts between the 3 years hosting term period or a longer period would not be material.

Patrick Gilmore

United States Securities and Exchange Commission

June 22, 2012

Page Three

Based upon the above facts and considerations, the Company believed it to be appropriate to recognize the set-up fee revenue ratably over the initial term of the arrangement, which in most cases was 36 months. The Company will continue to monitor the materiality and our best estimate of expected customer life and adjust if necessary going forward.

Staff’s Comment:

4.	We note your response to prior comment 6. Please address the following with respect to your response:

•

We note that you randomly selected sample populations from 2008 and 2009; however, your response describes your 2010 study of vendor-specific objective evidence (VSOE) of fair value. Tell us the results of the studies performed for the other years tested including 2008 and 2009.

•

We note that your 2010 VSOE of fair value study included a sample size of 36 Training Ordering Documents (ODs) out of a total population of 545 ODs. We further note that 15 ODs of the 36 selected for testing were eliminated because they were not standalone transactions, how you concluded that your sample size is representative of your entire population and explain why you did not replace the 15 ODs that were eliminated with other standalone transactions.

Company Response:

The Vendor Specific Objective Evidence (“VSOE”) Analysis for the year ended 2008 and 2009 based on testing of products sold on a sample of Ordering Documents executed, provide rates which agreed exactly to the training course price listing for 81% for 2008 and 80% for 2009. As additional corroborative evidence, the Company reviewed 41 additional transactions that were excluded from the population due to being sold with software. All but one of the additionally reviewed transactions (98% compliance) was agreed directly to the training course price list. As the Company prices training and educational services directly to their price list, a range of +/- 15% was not necessary for testing purposes. The results of the analysis performed supported the Company’s practice of consistently pricing transactions at list price.

In regard to the second bullet point above, the sample population was expected to be reduced as multi-element arrangements were identified and removed from the initial sample selection. However, many of the stand-alone transactions had multiple and separately priced line items which were reviewed for consistency with list price and the Company considered these separately priced line items as an addition to the sample size. Additionally, given the historically high compliance rates and the fact that those compliance rates represented situations where the contractual price was exactly equal to the price list, the Company was satisfied that the testing performed supported the assertion that VSOE for training existed for all periods.

Patrick Gilmore

United States Securities and Exchange Commission

June 22, 2012

Page Four

Staff’s Comment:

5.	We note your response to prior comment 7 regarding VSOE of fair value for consulting services that you re-performed your VSOE of fair value analysis for consulting services for 2008 through 2010. Please address the following:

•	We note that you removed outliers including Center of Excellence India and Fixed bid rates from your population. Describe how you account for arrangements that include these types of bids.

•

We note your revised conclusion that VSOE of fair value has not been established for consulting in the international currencies. Provide your conclusion with respect to your US Global testing and your policy for the percentage of transactions falling within +/- 15% of the median used to establish VSOE.

•	Your response implies that were able to establish VSOE of fair value for certain stratified groups. Tell us how you account for outliers within those groups.

Company Response:

The Company accounts for arrangements that include Center of Excellence roles by comparing the average contract rate to the published VSOE rate and would then adjust the revenue by means of a carve out from license if necessary.

For all periods analyzed, the Company considered fixed bid contracts as a separate population and it was determined there was not a consistent pricing of these contracts to obtain VSOE. As described below, the Company has concluded that for all periods noted Fixed Bid contracts did not have VSOE and therefore the Company will be adjusting the related revenue. The following currencies/strata did not maintain VSOE of fair value for consulting services in the respective periods:

FY 2008	FY2009	FY2010
Japanese Yen	Japanese Yen	Japanese Yen

Australian Dollar	Australian Dollar	Center of Excellence

British Pound	British Pound	British Pound

Fixed Bid Contracts	Fixed Bid Contracts	Fixed Bid Contracts

Patrick Gilmore

United States Securities and Exchange Commission

June 22, 2012

Page Five

Although there is no defined threshold for compliance percentage of transactions falling within +/- 15% of the mean, the Company analyzes these percentages using judgment as well as trending historical results. The Company believes that an appropriate compliance rate will tend to be 80% of the transactions falling within +/- 15% of the median. The Company also believes that there is a range of tolerance typically up to 5% where the Company applies judgment as to the historical trends and if the compliance rates are moving toward the 80% level. With respect to the US Global testing, the Company believes that there was consistent pricing of these contracts to obtain VSOE.

In certain stratified groups where the Company was able to establish VSOE of fair value, outliers were accounted for depending if they were stand-alone transactions or part of a multi-element arrangement. If the outliers were considered to be a stand-alone transaction the Company would account for the statement of work in accordance with ASC 605 and would recognize revenue in accordance with the type of contract (i.e. time and materials or fixed bid). If the outliers were part of a multi-element arrangement in a currency/strata group where VSOE of fair value existed, the Company would “carve-out” or reduce the value of the license fees recognized by the amount the services are priced under the low end of the established VSOE range and apply that amount to the services. By performing the described “carve-out”, the Company ensures that it recognizes the fair value of the services over the appropriate longer period and that it does not recognize an inappropriate amount of license fees.

Staff’s Comment:

6.	We note the proposed future disclosure included in your response to prior comment 10 regarding milestone based arrangements does not reflect the detail provided in your February 15, 2012 response to comment 8. Please revise your disclosure in future filings to reflect the level of detail in your February 15, 2012 response including the fact that you recognize the lesser of revenue calculated under the percentage of completion method and the proportion of the milestones achieved.

Company Response:

The Company acknowledges your comment and will include the following disclosure in our future filings.

Patrick Gilmore

United States Securities and Exchange Commission

June 22, 2012

Page Six

Under fixed price service contracts that include services that were not essential to the functionality of the software products, consulting services revenue was recognized using the proportional performance method. The Company measures progress-to-completion under the proportional performance method by using input measures, primarily labor hours, which relate hours incurred to date to total estimated hours at completion. The Company believes that labor hours are the best indication of the progress of delivery of the project. The Company continually updates and revises its estimates of input measures. If the estimates indicated that a loss would be incurred, the entire loss would be recognized in that period.

For substantive milestone-based service arrangements, the Company waits until a defined milestone had been achieved, at which point an assessment is performed to compare the proportionality of the revenue associated with the milestone payment relative to the total project revenue against the revenue that would have been recognized using the percentage of the project completed method, and then recognize the lesser of the two amounts.

Staff’s Comment:

7.	We note in your response to several of our comments that you have performed additional analyses of your policies covering fiscal year 2008 through 2009 or 2010. Please tell us how you concluded that additional periods were not required to be reviewed including years prior to 2008 or subsequent to 2009 or 2010.

Company Response:

The Company did conclude that a review outside the 2008-2010 periods were necessary. During that review the Company recognized that prior and future periods may have been impacted by errors identified in the period under review, and this will be reflected in the 2007, 2008, 2009, 2010, 2011 & 2012 periods.

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Patrick Gilmore

United States Securities and Exchange Commission

June 22, 2012

Page Seven

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please direct them to me at (480) 308-3460.

Sincerely,

/s/ David Kennedy

David Kennedy

Executive Vice President, Chief Legal Officer

cc:	Pete Hathaway, JDA Software Group, Inc.